UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ **Form C: Offering Statement**

☐ **Form C-U: Progress Update;**

☒ **Form C/A: Amendment to Offering Statement:**

    ☐ **Check box if Amendment is material and investors must reconfirm within five business days.**

☐ **Form C-AR: Annual Report**

☐ **Form C-AR/A: Amendment to Annual Report**

☐ **Form C-TR: Termination of Reporting**

Name of issuer: Silver David, LLC

Legal status of issuer:

Form:	Limited Liability Company
Jurisdiction of Incorporation/Organization:	WY
Date of organization:	November 9, 2023

Physical address of issuer: 808 SE Commerce Ave #120, Battle Ground, WA 98604

Website of issuer: www.silverdavid.com

Is there a Co-Issuer: No

Name of intermediary through which the offering will be conducted: DEALMAKER SECURITIES LLC

CIK number of the intermediary: 0001872856

SEC file number of intermediary: 008-70756

CRD number, if applicable, of intermediary: 315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
$20,500 activation fees, $2,000 monthly subscription fee, and 8.5% of funds raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of security offered: Class A Membership Interests

Target number of securities to be offered: 20

Price (or method for determining price): $250.00

Target offering amount: $5,150.00

Oversubscriptions accepted: [X] Yes [ ] No

If yes, disclose how oversubscriptions will be allocated: [ ] Pro-rata basis [ ] First-come, first-served basis

[X] Other – provide a description: At the Company's discretion

Maximum offering amount (if different from target offering amount): $4,999,877.50

Deadline to reach the target offering amount: February 5, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets:	Most recent fiscal year-end:	0	Prior fiscal year-end:	
Cash & Cash Equivalents:	Most recent fiscal year-end:	0	Prior fiscal year-end:	
Accounts Receivable:	Most recent fiscal year-end:	0	Prior fiscal year-end:	
Short-term Debt:	Most recent fiscal year-end:	0	Prior fiscal year-end:	
Long-term Debt:	Most recent fiscal year-end:	0	Prior fiscal year-end:	
Revenues/Sales:	Most recent fiscal year-end:	0	Prior fiscal year-end:	
Cost of Goods Sold:	Most recent fiscal year-end:	0	Prior fiscal year-end:	
Taxes Paid:	Most recent fiscal year-end:	0	Prior fiscal year-end:	
Net Income:	Most recent fiscal year-end:	0	Prior fiscal year-end:	

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	**Alabama**	**AL**	X	**Montana**	**MT**	X	**District of Columbia**	**DC**
X	**Alaska**	**AK**	X	**Nebraska**	**NE**	X	**American Samoa**	**B5**
X	**Arizona**	**AZ**	X	**Nevada**	**NV**	X	**Guam**	**GU**
X	**Arkansas**	**AR**	X	**New Hampshire**	**NH**	X	**Puerto Rico**	**PR**
X	**California**	**CA**	X	**New Jersey**	**NJ**	X	**Northern Mariana Island**	**1V**
X	**Colorado**	**CO**	X	**New Mexico**	**NM**	X	**Virgin Islands**	**VI**
X	**Connecticut**	**CT**	X	**New York**	**NY**			
X	**Delaware**	**DE**	X	**North Carolina**	**NC**	X	**Alberta**	**A0**
X	**Florida**	**FL**	X	**North Dakota**	**ND**	X	**British Columbia**	**A1**
X	**Georgia**	**GA**	X	**Ohio**	**OH**	X	**Manitoba**	**A2**
X	**Hawaii**	**HI**	X	**Oklahoma**	**OK**	X	**New Brunswick**	**A3**
X	**Idaho**	**ID**	X	**Oregon**	**OR**	X	**Newfoundland**	**A4**

X	Illinois	IL		X	Pennsylvania	PA		X	Nova Scotia	A5
X	Indiana	IN		X	Rhode Island	RI		X	Ontario	A6
X	Iowa	IA		X	South Carolina	SC		X	Prince Edward Island	A7
X	Kansas	KS		X	South Dakota	SD			Quebec	A8
X	Kentucky	KY		X	Tennessee	TN			Saskatchewan	A9
X	Louisiana	LA		X	Texas	TX			Yukon	B0
X	Maine	ME		X	Utah	UT			Canada (Federal Level)	Z4
X	Maryland	MD		X	Vermont	VT				
X	Massachusetts	MA		X	Virginia	VA				
X	Michigan	MI		X	Washington	WA				
X	Minnesota	MN		X	West Virginia	WV				
X	Mississippi	MS		X	Wisconsin	WI				
X	Missouri	MO		X	Wyoming	WY				

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Silver David, LLC
(Issuer)

/s/ Mark Russo, CEO of Silver David Management, LLC as Manager of Silver David, LLC
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mark Russo
(Signature)

CEO and Manager of Silver David Management, LLC
(Title)

March 7, 2024
(Date)

/s/ Jason Dilling
(Signature)

Manager of Silver David Management, LLC
(Title)

March 7, 2024
(Date)

/s/ Ricky Reed
(Signature)

Manager of Silver David Management, LLC
(Title)

March 7, 2024
(Date)

EXHIBIT A TO FORM C – OFFERING STATEMENT


SILVER DAVID, LLC
Target Offering Amount of $5,150
Maximum Offering Amount of $4,999,877.50


Silver David, LLC (the "**Company,**" "**we,**" "**us**", or "**our**"), is offering a minimum amount of $5,000.00 (the "**Target Offering Amount**"), and up to $4,854,250.00 ("**Maximum Offering Amount**"), of class A membership interests of the Company (the "**Securities**" or "**Class A Interests**") at a price of $250.00 per Interest (this **"Offering"**). The Company will also charge investors a fee of 3% of their investment ("**Investor Processing Fee**"), effectively increasing the Target Offering Amount to $5,150.00 and the Maximum Offering Amount to $4,999,877.50. We must raise an amount equal to or greater than the Target Offering Amount by February 5, 2025 (the "**Offering Deadline**"). Unless we raise the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

The Offering is being made through DealMaker Securities LLC (the "**Intermediary**"). The Company has also engaged affiliates of the Intermediary to provide certain technology and transfer agent services. The contract for services to be provided by the Intermediary and its affiliates is included as an Exhibit to the Form C of which this offering statement is a part. The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. All committed funds will be held in an escrow account ("**Escrow Account**") with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

Investors will be required to pay the Investor Processing Fee of 3% to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws

The date of this Form C Offering Statement is March 7, 2024.

TABLE OF CONTENTS

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ABOUT THIS FORM C

We have prepared this offering statement for our offering of securities under Regulation CF. The offering statement includes exhibits that provide more detailed descriptions of the matters discussed in this offering statement.

You should rely only on the information contained in this offering statement and other Exhibits to the Form C to which the offering statement is a part. We have not authorized any person to provide you with any information different from that contained in this offering statement and Exhibits. The information contained in this offering statement is complete and accurate only as of the date of this offering statement, regardless of the time of delivery of this offering statement or sale of our securities. This offering statement contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents included as Exhibits or incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

This summary highlights some of the information in this offering statement. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should carefully read the entire offering statement, including the section entitled "Risk Factors," before making a decision to invest in our securities. As used herein, the term "Treasure Investments" refers to Treasure Investments Corp., Silver David Management, LLC and Silver David Holdings, LLC.

The Company

The Company was organized as a limited liability company in Wyoming on November 9, 2023 to acquire and sell a one and only cast of Michelangelo's David sculpture in pure silver using a red wax obtained from the original negative mould taken off Michelangelo's marble masterpiece located in Florence, Italy (the "Artwork"). The Artwork is in the process of being created as of the date of this offering statement.

Treasure Investments Corp., directly and/or through its subsidiaries, will cast and complete the Artwork on our behalf and pay all expenses relating thereto. Treasure Investments has begun production of the Artwork and expects to be complete by approximately Q4 of 2024. The Artwork is expected to be approximately 17' high, 5.6' wide and 4.3' deep. It will be made of .999 pure silver weight and will weigh approximately 100,000 troy ounces. We intend to be self-liquidating after the sale of the Artwork, which timeline cannot be estimated and may be several months to several years after completion of the Artwork.

We have entered into a purchase agreement with Treasure Investments Corp. and Silver David Holdings, LLC, a wholly owned subsidiary of Treasure Investments Corp., for the purchase of the Artwork. We have purchased the Artwork in exchange for our commitment to pay $100,000,000.00 and issuance of our Class B Interests to Silver David Holdings, LLC. If we fail to raise the full $100,000,000.00 (exclusive of fees charged to investors), Silver David Holdings, LLC's equity interests in the Company will be proportionately increased, as detailed in this offering statement.

Both our Manager, Silver David Management, LLC, and our Class B Interest holder, Silver David Holdings, LLC are wholly owned by Treasure Investments Corp.

Capital Structure

The Company is authorized to issue two classes of membership interests of the Company ("Interests"), Class A and Class B. The Company is authorized to issue as many Class A Interests as needed to fund its operations. The Company intends to raise $100,000,000.00 via the sale of Class A Interests pursuant to multiple securities offerings. All Class B Interests have been issued to our founder, Silver David Holdings, LLC. Assuming the Company raises $100,000,000.00 from outside investors (not including the Investor Processing Fee), Class A Interests will represent an aggregate of 30% of the equity in the Company and Class B Interests will represent 70% of the equity in the Company. During any period where the Company has not raised $100,000,000 (exclusive of fees charged to investors), the Class B Interests will be proportionately increased (e.g. if the Company has raised 60% of the $100M, then the Class B Interests will represent 70% of the Company plus 40% of the 30% allocated to Class A Interests (12%), or 82% in aggregate).

Class A Interests are non-voting and Class B Interests shall be the only Interests permitted to vote on matters subject to member voting, which matters are limited. Consequently, Treasure Investments will control our operations and investors will have no ability to affect such matters.

Management

Our Manager is Silver David Management, LLC. It shall manage all Company assets and operations and perform all other duties prescribed for in our operating agreement, dated December 19, 2023, as amended from time to time ("**Operating Agreement**"). No other person shall have any right or authority to act for or bind the Company except as permitted in our Operating Agreement or as required by law. Our Manager will have no personal liability for the obligations of the Company.

Our Manager is managed by its Board of Managers and officers. The Board of Managers will be responsible for approving fundamental transactions of the Company while the officers will be responsible for implementing the day-to-day operations of the Company.

Treasure Investments will pay all ordinary and routine expenses of the Company, including, but not limited to, administrative expenses, ongoing offering and compliance expenses, insurance for the Artwork, transportation of the Artwork, display of the Artwork, marketing of the Artwork, and warehouse costs for the Artwork.

Distributions

No distributions will be made until sale of the Artwork. Assuming the Company has raised the full $100,000,000.00, Class A Interest holders will ratably receive 30% of Distributable Cash (as defined in the Company's Operating Agreement) upon sale of the Artwork and Silver David Holdings, LLC, as the Class B Interest holder, will receive 70% of Distributable Cash upon sale of the Artwork. There can be no assurance as to the timing of a distribution or that we will pay a distribution at all.

If the Artwork is sold at a valuation less than the valuation at which the initial purchaser purchased its Class A Interests, Treasure Investments will cover the discrepancy, so that the holder receives such distributions as it would have received had the Artwork been sold at the same valuation at which the investor purchased its Class A Interests.

Transfer Restrictions

Our Operating Agreement (attached as Exhibit C) contains significant restrictions on the transfer of Interests. Our Manager may refuse a transfer by a holder of its Interest(s) for any number of reasons. Furthermore, as our Interests are not registered under the Securities Act, transfers of our Interests may be effected only pursuant to exemptions under the Securities Act and as permitted by applicable state securities laws. In addition, there is no market for our Interests and none is likely to develop in the future.

The Offering

We are offering a Target Offering Amount of $5,000.00 and a Maximum Offering Amount of $4,854,250 in Class A Interests of the Company. Class A Interests are being sold in this Offering for $250 per Interest. The minimum investment for any investor is $1,000.00. If the Target Offering Amount has not been raised by the Offering Deadline of February 5, 2025, this offering will be terminated and investor funds will be returned without interest or deduction.

Upon subscribing for Class A Interests, investors will be charged a fee equal to 3% of their subscription amount, which will be applied towards the Target Offering Amount, Maximum Offering Amount and individual investor limits (below discussed), but will not be applied towards the purchase of Class A Interests (e.g. if an investor subscribes for a $1,000.00 in Class A Interests, they will be charged $1,030.00 and receive 4 Class A Interests).

The Company is offering the following investor rewards based upon investment amounts:

Bronze Level Investment ($2,000.00 investment):
- Investors will receive a Silver David coffee table book after completion of the Artwork

Silver Level Investment ($15,000.00 investment):
- Investors will receive a Silver David coffee table book after completion of the Artwork
- Investors will receive a creating David sculpture reduction (30% of size for levels below - cold cast bronze)

Gold Level Investment ($50,000.00 investment)
- Investors will receive a Silver David coffee table book after completion of the Artwork
- Investors will receive a creating David sculpture reduction (100% bronze)

Platinum Level Investment ($100,000.00 investment)
- Investors will receive a Silver David coffee table book after completion of the Artwork
- Investors will receive a creating David sculpture reduction (100% bronze)
- Investors will receive invitations to visit Treasure Investments headquarters, Museo Michelangelo, and may participate in a foundry tour including reimbursement of prearranged and approved first-class travel expenses and (1) of paid accommodations at a hotel partner which will be arranged and booked by the Company or its affiliates

Palladium Level Investment ($250,000.00 investment)
- Investors will receive a Silver David coffee table book after completion of the Artwork
- Investors will receive a creating David sculpture reduction (100% bronze)

- Investors will receive invitations to visit Treasure Investments headquarters, Museo Michelangelo, and may participate in a foundry tour including reimbursement of prearranged and approved first-class travel expenses and (1) of paid accommodations at a hotel partner which will be arranged and booked by the Company or its affiliates
- Investors will receive exclusive insight and first access to participate in future offerings sponsored by Treasure Investments

.
Class A Interests are being offered on a "best efforts" basis.

In order to purchase the Securities, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C.§ 77r(b)(3)), meaning the Investor is either:

A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B.   the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

i.   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii.   Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

iii.   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

All offering proceeds will be held in the Escrow Account until the closing of such funds. Once we have raised the Target Offering Amount and at least 21 days from the date of this Offering Statement have passed, we intend to hold an initial closing and then conduct subsequent closings on a rolling basis thereafter.

MANAGEMENT AND KEY PERSONS

The Company operates under the direction of our Manager, Silver David Management, LLC, which is responsible for directing the operations of our business, directing the day-to-day affairs, and implementing the investment strategy of the Company. Our Manager is managed by its Board of Managers and officers. The Board of Managers will be responsible for approving fundamental transactions of the Company while the officers will be responsible for implementing the day-to-day operations of the Company. Pursuant to the Company's Operating Agreement, our Manager and its agents are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

Pursuant to our Operating Agreement, our Manager has the following rights and obligations with respect to the Artwork, which may be implemented in the name of our Manager or its affiliates or in the Company's name directly.

1. Arranging for custodianship and storage of the Artwork.
2. Obtaining and maintaining insurance for the Artwork.
3. Arranging for transportation of the Artwork if and when needed.
4. Displaying the Artwork, including, but not limited to, by lending to museums and galleries.
5. Marketing the Artwork for sale and negotiating with potential buyers.
6. Implementing the sale of the Artwork to an end buyer.
7. Initiating or terminating any capital raising campaign to fund the $100,000,000.00 purchase price payable to Treasure Investments.
8. Engaging third parties to facilitate our Manager's rights and obligations.

Silver David Management, LLC, directly or through its affiliates (which may include Silver David Holdings, LLC and/or Treasure Investments Corp.), will pay all ordinary and routine operating expenses of the Company (not including purchase of the Artwork), including, but not limited to, administrative expenses, ongoing offering and compliance expenses, insurance for the Artwork, transportation of the Artwork, display of the Artwork, marketing of the Artwork, and warehouse costs for the Artwork. Notwithstanding the foregoing, the Company may charge investors transactional fees for which it does not issue Class A Interests, with such fees being paid to third party service providers, which will not be reimbursed or paid by the Manager. Conversely, our Manager will receive from the sale of the Artwork (or capital contributions or other revenues) reimbursement for any extraordinary expenses incurred on behalf of the Company for expenses not within the day-to-day operation of the Company, costs associated with litigation, costs associated with damage of the Artwork, and costs and taxes associated with the sale of the Artwork. Notwithstanding the foregoing, the Company will issue $10,000 of Class A Interests at $250 per Interest for certain legal fees associated with this offering.

The Board of Managers and officers of our Manager are listed below along with their principal occupation and employment responsibilities for the past three (3) years.

Silver David Management, LLC

Name	Position and Offices Held	Term of Office
Mark Russo	Board of Managers member, CEO	November 2023 – Present
Jason Dilling	Board of Managers member, President	November 2023 – Present
Ricky Reed	Board of Managers member, Chief Operations Officer	November 2023 – Present

Mark Russo:

Employer: Treasure Investments Corporation
Title: Founder & Chairman
Dates of Service: 2017 – Present
Responsibilities: Day-to-day oversight of company sales and operations.

J2ason Dilling:

Employer: Treasure Investments Corporation
Title: President of Sales
Dates of Service: 2021 – Present
Responsibilities: Management of sales including direct sales, gallery sales, charity auction sales, and trade show activities.

Ricky Reed:

Employer: Treasure Investments Corporation
Title: Director of Operations
Dates of Service: 2017 – Present
Responsibilities: Management of operations including accounting, shipping, human resources, production, and internal inventory management.

Indemnification

Indemnification is authorized by the Company to our manager and its officers, directors, managers, members, and affiliates performing services for the Company pursuant to Wyoming law and the Company's Operating Agreement. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances. See Article 13 of the Company's Operating Agreement attached as Exhibit C for further details.

CAPITAL STRUCTURE AND OWNERSHIP

Capitalization

The Company is authorized to issue two classes of Interests, Class A and Class B. The Company is authorized to issue as many Class A Interests as needed to fund its operations. The Company intends to raise $100,000,000.00 via the sale of Class A Interests pursuant to multiple securities offerings (exclusive of fees charged to investors). All Class B Interests have been issued to Silver David Holdings, LLC. Assuming the Company sells $100,000,000.00 of Class A Interests to investors, Class A Interests will represent an aggregate of 30% of the equity in the Company and Class B Interests will represent 70% of the equity in the Company. During any period where the Company has not raised $100,000,000 (exclusive of fees charged investors), the Class B Interest membership interests will be proportionately increased (e.g. if the Company has raised 60% of the $100M, then the Class B Interests will represent 70% of the Company plus 40% of the 30% allocated to Class A Interests (12%), or 82% in aggregate).

Class A Interests are non-voting and Class B Interests shall be the only Interests permitted to vote on matters subject to member voting, which are limited.

Outstanding Interests

As of march 6, 2024, the Company has held a closing and issued approximately 56 Class A Interests for $14,935 (including 3% Investor Processing Fee), which shall be subject to reconfirmation by the investors due the amendment to the offering. All Class B Interests have been issued to Silver David Holdings, LLC. Silver David Holdings, LLC is wholly owned by Treasure Investments Corp., which is controlled by Mark Russo, Jason Dilling and Ricky Reed.

Following this Offering, the Company will have 19,417 Class A Interests and 100 Class B Interests issued and outstanding, assuming all offered Class A Interests are sold. In addition, the Company will issue $10,000 of Class A Interests at $250 per Interest for certain legal fees associated with this offering, bring total issued Class A Interests to 19,457.

As the Company intends to offer Class A Interests at different valuations pursuant to its different offerings, it cannot at this time determine how many Class A Interests will be issued and outstanding should it raise the full $100,000,000.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company does not have outstanding options, safes, convertible notes, or warrants.

Outstanding Debt

As of the date of this Form C, the Company has no debt outstanding.

Principal Security Holders

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities as of the date of this Form C, calculated on the basis of voting power.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Silver David Holdings, LLC	100 Class B Interests	100.00%

(1) Silver David Holdings is wholly owned by Treasure Investments Corp. Treasure Investments Corp. is controlled by Mark Russo, Ricky Reed and Jason Dilling. Mark Russo is the only shareholder in Treasure Investments Corp. who beneficially owns more than 20% of its shares.

DESCRIPTION OF BUSINESS

Description of the Business

The Company was organized as a limited liability company in Wyoming on November 9, 2023 under the name Michelangelos David, LLC. We changed our name to Silver David, LLC on or around December 19, 2023. The Company was formed to acquire and sell a one and only cast of Michelangelo's David sculpture in pure silver using a red wax obtained from the original negative mould taken off Michelangelo's marble masterpiece located in Florence, Italy.

The original rights to produce the cast were acquired by Treasure Investments Corp. from Fonderia Artistica Ferdinando Marinelli, which is a foundry located in Florence Italy and owned by Ferdinando Marinelli. The original red waxes were poured into the original plaster moulds at the Marinelli Foundry in Florence, Italy. These waxes were then shipped to Treasure Investments' headquarters in Battleground, WA. Fonderia Artistica Ferdinando Marinelli is entitled to receive ten percent (10%) of the ultimate sales price of the Artwork, payable by Treasure Investments.

The Company has acquired the Artwork in exchange for its commitment to pay $100,000,000.00 and issuance of our Class B Interests to Silver David Holdings, LLC. The Artwork is still in process of being completed as of the date of this offering statement. Treasure Investments Corp., directly or through its subsidiaries, will cast and complete the Artwork on our behalf and pay all expenses relating thereto. Approximately three months ago, the casting process began for the Artwork at a foundry in Troutdale, OR. Treasure Investments has taken several parts of the David statue including the head of the piece for production. The Artwork will comprise of approximately 200+ panels that will be poured all at different times and once all the panels are poured into pure silver castings the pieces will be assembled into the completed Artwork. The Artwork is expected to be approximately 17' high, 5.6' wide and 4.3' deep. It will be made of .999 pure silver weight and will weigh approximately 100,000 troy ounces. The process is estimated to take approximately 12 months to complete the final and finished Artwork.

If we do not raise the full $100,000,000.00 to pay to Silver David Holdings, LLC, its equity in the Company will be proportionately increased for such period so that it receives a percentage of the 30% of equity allocated to Class A Interest holders equal to the percentage of the $100,000,000.00 not paid. If the Artwork is not completed due to negligence, fraud or misconduct of Treasure Investments, we will be entitled to a refund of all monies paid; however, if the Artwork is not completed due to another reason such as the risks inherent in the casting process, we will be entitled to a refund of the monies paid less expenses incurred in casting the Artwork to date net of the value of the silver to be retained by Treasure Investments. In any case, Treasure Investments Corp. will retain the copyright in the Artwork. Notwithstanding, the Company has been granted the right to make 2D images of the Artwork for the purpose of marketing, exhibiting and selling the Artwork.

We intend to market the sculpture to a worldwide audience, to include family offices, major funder managers and wealth management companies and many others. We will have a major tour and campaign designed exclusively for the marketing of this piece. We have obtained an appraisal of the Artwork, which was valued at approximately $800M. There is no guarantee that we will receive this amount upon sale of the Artwork, but we will endeavor to receive the highest amount we can, which may be significantly lower than the appraisal and possibly less than the Company's investment in the Artwork. We intend to be self-liquidating after the sale of the Artwork, which could take several months to years after the Artwork is complete, if we are able to sell it at all. We cannot guarantee or estimate the time it will take to sell the Artwork, if at all, and investors should be prepared to hold their interests indefinitely.

Transfer Agent

The Company has engaged DealMaker Transfer Agent, an affiliate of our Intermediary, to act as our transfer agent.

Litigation

The Company is not subject to any current litigation or threatened litigation.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

If our Manager fails to attract and retain its key personnel, the Company may not be able to achieve its anticipated level of growth and its business could suffer.

The Company's future depends, in part, on our Manager's ability to attract and retain key personnel. Our future also depends on the continued contributions of the executive officers and other key personnel of our Manager, each of whom could be difficult to replace.

The Company has no operating history for investors to evaluate.

The Company was recently formed and has not generated any revenues and has no operating history upon which prospective Investors may evaluate its performance. No guarantee can be given that the Company will achieve its investment objectives or that the creation and sale of the Artwork will be successful.

Possible changes in federal tax laws make it impossible to give certainty to the tax treatment of any Class A Interests.

The IRS code is subject to change by Congress, and interpretations of the code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in that law affecting an investment in the Issuer would be limited to prospective effect.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business.

The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the Company's business and financial condition. "Shelter-in-place" or other such orders by governmental entities would further negatively impact the Company's business and could also disrupt the

Company's operations if employees, who cannot perform their responsibilities from home, are not able to report to work.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

Businesses are more frequently facing advanced and persistent attacks on information infrastructure where various proprietary information and sensitive/confidential data relating to business operations are managed and stored. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the portfolios' network security and misappropriate or compromise confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the portfolios produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company or Company's information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements.

Our Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of Our Manager.

Our Operating Agreement provides that Our Manager, in exercising its rights in its capacity as Manager, will be entitled to consider only such interests and factors as it desires and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our investors and will not be subject to any different standards imposed by our Operating Agreement, the Wyoming Limited Liability Company Act, as codified in the Wyoming Statutes, Title 17, Chapter 29, or under any other law, rule or regulation or in equity.

Conflicts may exist among our Manager and its employees or affiliates.

Our Manager will engage with, on behalf of the Company, a number of brokers, asset sellers, insurance companies, and maintenance providers and other service providers and thus may receive in-kind discounts. In such circumstances, it is likely that these in-kind discounts may be retained for the benefit of our Manager and not the Company nor the Company. Our Manager may be incentivized to choose a service provider or seller based on the benefits they are to receive. Further, our Manager is affiliated with Silver David Holdings LLC and Treasure Investments Corp. and its agents will experience conflicts of interest and divided loyalties should a dispute arise between such entities and the Company, such as a dispute over the quality of the Artwork or payment of the purchase price.

We do not have a conflicts of interest policy.

The Issuer, our Manager and their affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of interests. We have not adopted, and do not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

There may be conflicting interests of investors.

Our Manager will determine whether or not to sell the created Artwork. When determining whether to sell the Artwork at a particular price, our Manager will do so considering all of the circumstances at the time, which may include the best interests of some but not all of the investors.

Conflicts may exist between service providers, the Company, our Manager and their affiliates.

Our service providers may provide services to our Manager, the Company, and their affiliates. Because such providers may represent both the Company and such other parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between us and any of the other parties, providers may represent such other parties and not the Company. Providers may, in the future, render services to us or other related parties with respect to activities relating to the Company as well as other unrelated activities. Legal counsel is not representing any prospective investors in connection with this offering. Prospective investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in our Class A Interests.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company and Company are currently not subject to the Sarbanes Oxley Act of 2002, and our financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The value of the Artwork is highly subjective and any appraised values and auction estimates may differ widely from actual realizable value.

The value of the Artwork is inherently subjective given its unique character. Investors are cautioned not to put undue emphasis on any sell price estimate provided by the Company or any appraiser, which is subject to a number of important qualifications and assumptions. The actual realizable value of the Artwork may differ widely from auction estimates or its appraised value, for a variety of reasons, many of which are unpredictable and impossible to discern. Currently the Company intends to sell the Artwork privately and does not plan on putting it up for auction. In addition, the net realizable value to a seller is often significantly lower than the published sale price because the net proceeds are typically reduced by costs associated with the sale and possibly a sales commission. Furthermore, the Italian foundry from which Treasure Investments originally acquired the rights to make the Artwork, will receive 10% of the sales price of the Artwork.

For non-cash generating assets, such as the Artwork, valuation is heavily reliant on an analysis of sales history of similar artwork. However, such a history is not available in the case of the Artwork since it will be a one-of-a-kind piece. Accordingly, due to the inherent subjectivity involved in estimating the realizable value of the Artwork, any appraisal or estimate of realizable value may prove, with the benefit of hindsight, to be materially different than the amount ultimately realized upon sale.

We may not be able to find a buyer for the Artwork at a reasonable price.

Art is a highly illiquid asset. The Artwork may not sell on the open market and if the Company elects to attempt to sell the Artwork at auction, it may not sell. A significant percentage of objects go unsold when sent to auction. We cannot guarantee that there will be a buyer at any reasonable price. Additionally, if the Artwork does go to an auction sale and is not sold, such failure could damage the reputation of the Artwork in the marketplace and make it even more difficult to sell in the future. In addition, the number of available buyers will be limited due to the unique nature of the Artwork and its projected sale price. The lack of a large amount of potential buyers along with questionable economic conditions could reduce the price at which the Artwork is sold.

We may have overpaid for the Artwork.

We acquired the Artwork from Treasure Investments in a non-arm's length transaction. The price the Company is paying Treasure Investments is not based upon any formal valuation and the Company may have overpaid for the Artwork.

The Artwork could be subject to damage, theft, or deterioration in condition, which could have a material adverse effect on the value of the Artwork.

We plan to store the Artwork in a protected environment with security measures, but no amount of security can fully protect the Artwork from damage or theft. The damage or theft of valuable property despite these security measures could have a material adverse impact on the value of the Artwork and, consequently, the value of our Class A Interests.

Insurance coverage for the Artwork may not cover all possible contingencies, exposing us to losses resulting from the damage or loss of the Artwork.

We plan to maintain insurance coverage for the Artwork against damage or loss of the Artwork. Our insurance coverage may expressly exclude damage caused by war, losses caused by chemical or biological contamination and certain other potential loss scenarios. Accordingly, uncovered damage or destruction of the Artwork will have a material adverse impact on the value of our Class A Interests.

The global economy, the financial markets and political conditions of various countries can adversely affect the supply of and demand for works of art.

The global art market is influenced over time by the overall strength and stability of the global economy and the financial markets of various countries, although this correlation may not be immediately evident. In addition, global political conditions and world events may affect our business through their effect on the economies of various countries, as well as on the willingness of potential buyers to purchase the Artwork in the wake of economic uncertainty. Accordingly, weakness in those economies and financial markets can adversely affect the supply of and demand for works of art. Furthermore, global political conditions may also influence the enactment of legislation that could adversely impact our business.

The Company will be subject to those general risks relating to the creation of premium artwork.

The Company's economic success will depend upon Treasure Investments' ability to successfully create a high-quality silver cast of Michelangelo's David and our Manager's ability to successfully market and sell the Artwork. No assurance can be given that certain assumptions as to the future profits from such sale of the Artwork will be accurate, since such matters will depend on events and factors beyond the Company's and our Manager's control. The actual sale price may be significantly lower than anticipated or the Artwork may not sell at all. Investors may lose some or all of their investment if the Artwork fails to sale for a high enough price. Creating and selling a one-of-a-kind sculpture comes with certain risks, particularly related to market demand. The Company will have a limited target audience to which it can market the Artwork. One-of-a-kind sculptures cater to a niche market. The limited appeal of unique pieces and the price at which the final Artwork will cost, may make it challenging to find a broad customer base, potentially affecting its sale price. Furthermore, determining the appropriate pricing for one-of-a-kind sculptures can be challenging. Balancing the uniqueness of the Artwork with market demand and cost considerations is crucial for the Company to attract buyers.

Exposure to certain casting materials, resins, or other chemicals may pose health risks.

Proper safety measures, such as using protective gear and adequate ventilation, must be followed to mitigate health hazards. If Treasure Investments fails to implement property health and safety measures and procedures, the Company could become liable for health problems or accidents caused due to such failure. Working with silver, particularly in the context of casting, can pose certain health risks including the following:

Metal Fume Fever

Heating silver to high temperatures can produce metal fumes, including silver oxide fumes. Prolonged exposure to these fumes can cause metal fume fever, a condition characterized by flu-like symptoms such as fever, chills, and muscle aches.

Skin and Eye Irritation
Contact with molten silver or its dust can cause irritation to the skin and eyes. It's important to use appropriate protective gear, including gloves and safety goggles, to minimize direct contact.

Allergic Reactions
Some individuals may be allergic to silver or other metals used in alloys. Prolonged skin contact with silver may lead to allergic reactions, such as contact dermatitis.

Inhalation Risks
Inhaling dust or fumes generated during the casting process can pose respiratory risks. Chronic exposure to metal dust may contribute to respiratory issues over time.

Burns and Thermal Injuries
Handling molten silver involves working with high temperatures. Accidental spills or splashes can cause burns and other thermal injuries. Proper protective clothing, including heat-resistant gloves and aprons, is essential.

Dust Inhalation
Grinding or polishing silver can generate dust particles. Inhaling silver dust may pose respiratory risks, and precautions such as using dust masks and working in well-ventilated areas are important.

Toxicity of Alloying Elements
Silver is often alloyed with other metals to improve its properties. Some alloying elements, such as cadmium or lead, can be toxic. Artists should be aware of the composition of the silver alloys they are working with and take appropriate precautions.

Technical difficulties in the casting process may lead to defects or imperfections in the final product, affecting its quality, marketability, and ultimate sale price.

Part of the allure of a one-of-a-kind premium piece of art is the quality in which it is made. If the final Artwork's quality is not extremely high, it may affect the overall price for the Artwork. Treasure Investments has authority to create one version of David's Michelangelo in silver, and it may not, and does not have the capability of producing a second version if it encounters technical difficulties during the casting process. If it fails to make a satisfactory piece, it is unlikely that Treasure Investments will be able to gain the rights to another red wax in order to remake the piece and in all likelihood all investor funds would be lost. If there are defects or quality issues related to the red wax, Treasure Investments may be able to remake certain parts of the cast. However, doing so would require additional materials to finish the Artwork and completion of the Artwork could be significantly delayed which could reduce the overall marketability and demand for the Artwork. Treasure Investments has no method whereby it can recreate the cast if a low-quality piece is produced due to error or difficulties unrelated to the red wax during the casting process. It is unlikely that Treasure Investments would be able to obtain a second wax exemplary if a low-quality product is created.

The art market can be unpredictable, and changing trends may affect the demand for specific types of sculptures, including the Artwork.

The Company must stay informed about market preferences. The Company is electing to market an iconic piece to be cast in silver. Although the final Artwork will be one-of-a-kind, it is possible that potential buyers will not be interested in the Artwork or that demand for the Artwork may not be as high as anticipated by the Company. This lower demand could affect the overall sales price of the Artwork and returns to investors. In addition, if demand is lower, the Company may be forced to expend more capital marketing the Artwork which would negatively impact profits to the Company and the returns to investors.

Shipping sculptures can be risky, with the potential for damage during transit.

Factors such as rough handling, stacking, and vibrations during transit can lead to chips, cracks, or other forms of damage. Insufficient or improper packaging could increase the risk of damage. Professional packaging, insurance, and clear communication are essential to mitigate these risks. The Company must also ensure all necessary customs documentation is accurately completed if the Artwork is shipped internationally.

The disposal of casting materials and byproducts may have environmental implications.

Treasure Investments must ensure that it is following all environmental regulations when disposing of casting materials and byproducts. Failure to comply with such regulations could potentially lead to fines and other legal consequences. Treasure Investments must ensure proper disposal of casting materials, including any hazardous waste generated and ensure that any regulations regarding its disposal are followed. In the U.S., the TSCA regulates the manufacture, importation, processing, distribution, and use of chemicals and substances, including those used in casting. Treasure Investments must ensure compliance with TSCA requirements for the materials used in the creation of the Artwork. It is uncertain what liability the Company might face should Treasure Investments not comply with its requirements.

Industry sales cycles can be unpredictable.

Purchase behavior by collectors is generally unpredictable due primarily to the discretionary nature, relative scarcity, and high values of art purchases. An art buyer may typically purchase art when excess liquidity is abundant. When economic conditions preclude art collectors from purchasing the Artwork, such a downturn in sales will affect our ability to sell the Artwork. Additionally, many art buyers have significant access to credit to facilitate the purchase of Artwork and any changes which would cause art collectors to not access credit could have a serious impact on a collector's ability to purchase the Artwork.

Members have no decision-making authority.

Our Manager has complete discretion to decide to whom and at what price the Artwork is sold. Investors will have no input into this decision. Further, Class A Interests are non-voting and investors will have no ability to vote on Company matters. All voting will be done by the Class B Interest holder, an affiliate of our Manager. Thus, our Manager and its affiliates have complete control over the Company and the Artwork.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the securities. Neither the Offering nor the securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

Although the Company will generally invest the net proceeds of the Offering into the Artwork, our Manager of the Company has broad discretion in how to utilize them.

You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately by Treasure Investments after payment from the Company.

The Company has the right to limit individual Investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

Using a credit card to purchase Class A Interests may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Class A Interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

<u>Risks Related to the Securities</u>

The securities will not be freely tradable under the Securities Act until at least one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the securities. Because the securities have not been registered under the securities Act or under the securities laws of any state or foreign jurisdiction, the securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for the securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Any valuation of the Company is subject to significant uncertainty.

Unlike listed companies, which are valued publicly through market-driven stock prices, private companies are difficult to value. Although the Company has performed an internal valuation of its business, it has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the $250.00 per-Interest price arbitrarily. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment.

Because of the uncertainty of the Company's valuation, we cannot assure you that you will be able to resell the Securities at the $250.00 offering price (or at any other price), and you risk overpaying for your investment.

The purchase of Class A Interests is a speculative investment.

The Company's business objectives must be considered highly speculative, especially since it has not begun operations. No assurance can be given that prospective investors will realize their investment objectives or will realize a substantial return (if any) on their investment or that they will not lose their entire investment in the Company. For this reason, each prospective investor should carefully read this Form C and all Exhibits hereto in their entirety. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISERS PRIOR TO MAKING AN INVESTMENT.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The securities acquired in this Offering may be significantly diluted.

The Company's intends to raise up to $100,000,000 through multiple equity offerings. Thus, the Class A Interests hereby offered will be subject to dilution via the sale of additional Interests in the Company. Such sales may be on different terms than offered herein. Whether such securities will ultimately be sold by the Company is uncertain at this time, and as a consequence holders of the securities offered herein could be subject to dilution in an unpredictable amount. Such dilution may reduce an Investor's economic interests in the Company.

Further, if the Company fails to raise the entire $100,000,000.00 (exclusive of investor fees), the Class B Interest holder's percentage ownership of the Company will be increased in proportion to the amount of the $100,000,000.00 not raised, which could dilute investors' interests in the Company.

Investors' membership interest is based upon how much capital the Company raises.

The Company intends to raise $100,000,000.00. If the Company raises such full amount, Class A Interests will comprise thirty percent (30%) of the membership interests of the Company. If the Company raises less than $100,000,000.00, the percentage ownership of the Class A Interests shall be reduced proportionally based upon the amount of total capital the Company does not raise. As an example, if the Company has raised $50,000,000.00, the calculation for the Company's membership interests would be as follows:

Class A: (50,000,000 / 100,000,000) x 0.30 = .15 (15%)
Class B: 1 - (50,000,000 / 100,000,000) x 0.30 = .85 (85%)

The Company is not required to raise the full $100,000,000.00.

The purchase prices for the Class A Interests have been arbitrarily determined.

The purchase price for the Class A Interests for this offering has been arbitrarily determined by the Company and bears no relationship to the Company's assets, book value, earnings, or other generally accepted criteria of value. In determining pricing, the Company considered factors such as the costs related to the creation of the Artwork, the Company's limited financial resources, the nature of its assets, estimates of its business potential, the degree of equity or control desired to be retained by Our Manager and general economic conditions.

There is no guarantee of a return on an Investor's investment.

The Company's business objectives must be considered highly speculative. There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

There is currently no public trading market for our securities.

There is currently no public trading market for our securities, and none is expected to develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your securities at any price. Even if a public market does develop, the market price could decline below the amount you paid for your securities.

If a market ever develops for our securities, the market price and trading volume may be volatile.

If a market develops for our securities, the market price of our securities could fluctuate significantly for many reasons, including reasons unrelated to our performance, such as reports by industry analysts, investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their value, the value of our securities may decline as well.

In addition, fluctuations in our operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition; compensation related expenses; application of accounting standards; seasonality; and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

There are restrictions on an investor's ability to sell its securities making it difficult to transfer, sell or otherwise dispose of our securities.

Under Regulation CF, pursuant to which the Class A Interests are being offered, the Class A Interests may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to certain transferees as detailed more within this offering statement).

Further, each state has its own securities laws, often called "blue sky" laws, which limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration.

Our securities will not be registered under the laws of any states. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

In addition, there are significant transfer restrictions contained in our Operating Agreement that prohibit transfers unless approved by Our Manager, in its sole discretion, and the transferee and transferor have met other conditions established by our Operating Agreement.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in our results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in the Company would be limited to prospective effect. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed, or made.

Furthermore, investors may reside in various tax jurisdictions throughout the world. To the extent that there are changes to tax laws or tax reporting obligations in any of these jurisdictions, such changes could adversely impact the ability and/or willingness of investors to purchase securities in real estate. Failure to assess or pay the correct amount of tax on a transaction may expose us to claims from tax authorities.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Manager.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." While our Operating Agreement presently prohibits any transfer that would result in any Series being beneficially owned by more than 2,000 persons or 500 non-"accredited investors," the Manager has the right to waive, and for a number of Series has waived, this prohibition. To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "Reg. CF Exemption"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we would be required to register such Series with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Manager and may divert attention from management of the Company.

Financial projections and forward-looking statements may be wrong.

Certain financial projections concerning the future sale price of the Artwork are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

Such statements are based on our Manager's current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.

It is possible that actual results from sale of the Artwork will be different than the returns anticipated by our Manager and/or that these returns may not be realized in the timeframe projected by our Manager, if at all.

This offering statement and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this offering statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this offering statement and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this offering statement, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this offering statement, or any documents incorporated by reference herein or therein speaks only as of the date of this offering statement. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments or otherwise, except as may be required by law.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The Company was incorporated in Wyoming on November 9, 2023 to acquire the Artwork from Treasure Investments.

The Company is offering a Target Offering Amount of $5,000.00, and a Maximum Offering Amount of $4,854,250.00, in Class A Interests. We must raise an amount equal to or greater than the Target Offering Amount by the Offering Deadline. Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

Class A Interests are being offered at $250.00 each. The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $1,000.00, which is subject to adjustment in the Company's sole discretion.

Upon subscribing for Class A Interests, investors will be charged a fee equal to 3% of their subscription amount, which will not be applied towards the purchase of Class A Interests (e.g. if an investor subscribes for a $1,000.00 in Class A Interests, they will be charged $1,030.00 and receive 4 Class A Interests). This 3% fee increases the Target Offering Amount to $5,150 and the Maximum Offering Amount to $4,999,877.50 in aggregate and will reduce the amount of Class A Interests each unaccredited investor can purchase.

The Company is offering the following investor rewards based upon investment amounts:

Bronze Level Investment ($2,000.00 investment):
- Investors will receive a Silver David coffee table book after completion of the Artwork

Silver Level Investment ($15,000.00 investment):
- Investors will receive a Silver David coffee table book after completion of the Artwork
- Investors will receive a creating David sculpture reduction (30% of size for levels below - cold cast bronze)

Gold Level Investment ($50,000.00 investment)
- Investors will receive a Silver David coffee table book after completion of the Artwork
- Investors will receive a creating David sculpture reduction (100% bronze)

Platinum Level Investment ($100,000.00 investment)
- Investors will receive a Silver David coffee table book after completion of the Artwork
- Investors will receive a creating David sculpture reduction (100% bronze)
- Investors will receive invitations to visit Treasure Investments headquarters, Museo Michelangelo, and may participate in a foundry tour including reimbursement of prearranged and approved first-class travel expenses and (1) of paid accommodations at a hotel partner which will be arranged and booked by the Company or its affiliates

Palladium Level Investment
- Investors will receive a Silver David coffee table book after completion of the Artwork
- Investors will receive a creating David sculpture reduction (100% bronze)
- Investors will receive invitations to visit Treasure Investments headquarters, Museo Michelangelo, and may participate in a foundry tour including reimbursement of prearranged and approved first-class travel expenses and (1) of paid accommodations at a hotel partner which will be arranged and booked by the Company or its affiliates
- Investors will receive exclusive insight and first access to participate in future offerings sponsored by Treasure Investments

Investment commitments may be accepted or rejected by us, in whole or in part, in the sole and absolute discretion of our Manager. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

Intermediary

In order to purchase the Securities, you must complete the purchase process through our Intermediary, DealMaker Securities LLC. All committed funds will be held in escrow with Enterprise Bank & Trust until released to the Company following one or more closings. Each investor may cancel its investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time(s) as the Company designates for a closing pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

We have also hired affiliates of the Intermediary to provide transfer agent, marketing and technology services, which affiliates will receive fees in addition to the fees and commissions payable to the Intermediary. Treasure Investments will pay all fees due the Intermediary and its affiliates.

Fees and Commissions

Our Intermediary and its affiliates will receive the following commissions and fees for acting as Intermediary and hosting our funding portal:

$20,500 activation fees;
8.5% of the amount raised in the Offering, payable in cash from Offering proceeds (each closing of the Offering); which can total $424,989.59, if the Offering is fully subscribed; and
$2,000 monthly subscription fee during the Offering, which could total $24,000.

Use of Proceeds

The following table illustrates how we intend to use the net proceeds received from this Offering if we raise the Target Offering Amount and if we raise the Maximum Offering Amount.

Use of Proceeds		Maximum Offering Amount	Target Offering Amount
Fees to Intermediary	$	469,489.59,	$437.75
Payment to Treasure Investments Holdings(2)	$	4,530,387.91,	$4,712.25

(1) Investors will pay a transaction fee of 3% of their respective subscription amounts. This fee will be added to the Target Offering Amount, Maximum Offering Amount, and calculated within the individual investor investment limits. Investors will not receive Class A Interests in exchange for the transaction fee. The transaction fee will be paid to Treasure Investments, which will pass the fee to our Intermediary. Treasure Investments will also pay any other Intermediary fees as described above in "Fees and Commissions", which are not reflected in the fee amounts associated with the Maximum Offering Amount or Target Offering Amount in this Use of Proceeds section.
(2) All monies we raise outside of the 3% fee will be paid to Silver David Holdings, LLC for the Artwork. Treasure Investments will collectively pay all expenses relating to this offering (other than the 3% fee charged to investors), the completion of the Artwork and routine and ordinary expenses relating to our operations.
(3) The Maximum Offering Amount is not sufficient to execute the Company's business plan. The Company intends to raise additional capital through other equity offerings for total net proceeds of up to $100,000,000.00 (not including fees charged to investors), although the amount of capital that it will seek or will be able to raise is not certain at this time.

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Investor Suitability

In order to purchase the Securities, investors must make a commitment to purchase Class A Interests by completing the subscription process hosted by DealMaker Securities, LLC, our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies.

Pursuant to the Subscription Agreement, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

      A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B.   the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

i.   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii.   Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

iii.   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing and the Investor will receive the Securities in exchange for their investment.

Closings

In the event an amount equal the Target Offering Amount is committed by investors prior to the Offering Deadline, the Company may conduct a closing of the Offering early, *provided* the early closing date must be at least 21 days from the time the Offering opened. The Company may conduct subsequent closings on a rolling basis after it has conducted an initial closing until all Class A Interests have been sold or the Offering Deadline. All investors with unaccepted subscriptions commitments will receive notice of their scheduled closing date at least five business days prior to such closing. Investors who are committed as of the date such notice is provided will be able to cancel their investment commitment until 48 hours before the applicable offering closing date.

Investor funds will be held in escrow with Enterprise Bank & Trust until released to the Company following a closing. The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary.

The Company will return all funds to investors in the event a Form C-W is filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company. The Company reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

DESCRIPTION OF SECURITIES

The rights and obligations of the Company's members are governed by the Operating Agreement, to which each prospective investor must agree to be bound as a condition to purchasing Class A Interests. Below are summaries of miscellaneous terms of the Operating Agreement, which summaries are qualified by the actual terms of the Operating Agreement.

Capital Structure

The Company is authorized to issue two classes of Interests, Class A and Class B. The Company is authorized to issue as many Class A Interests as needed to fund its operations, including purchase of the Artwork. The Company intends to raise $100,000,000.00 (exclusive of fees charged to investors) via the sale of Class A Interests pursuant to multiple securities offerings. All 100 Class B Interests have been issued to Silver David Holdings, LLC. Assuming the Company raises $100,000,000.00 (exclusive of fees charged to investors) from outside investors, Class A Interests will represent an aggregate of 30% of the equity in the Company and Class B Interests will represent 70% of the equity in the Company. During any period where the Company has not raised $100,000,000 (exclusive of fees charged to investors), the Class B Interests will be proportionately increased (e.g. if the Company has raised 60% of the $100M, then the Class B Interests will represent 70% of the Company plus 40% of the 30% allocated to Class A Interests (12%), or 82% in aggregate).

Distributions

Interest holders will be entitled to distributions of cash from the Company derived from sale of the Artwork, less the following items: (i) payment of all fees, costs, indebtedness, and expenses of the Company, and (ii) any required tax withholdings ("Distributable Cash").

Timing

No distributions will be made until the Artwork is sold. There can be no assurance as to the timing of a distribution or that we will pay a distribution at all.

Distributions

First, Distributable Cash will be distributed until they have received a return of their Capital Contributions. Thereafter, Distributable Cash will be ratably distributed to the Company's members, apportioned according to their respective equity in the Company (i.e. investors will collectively receive 30% and Treasure Investments will receive 70%, on a fully diluted basis assuming the Company pays the full $100,000,000.00 for the Artwork). Ultimately, distributions to Silver David Holdings, LLC may exceed 70% of Distributable Cash if the Company has not paid the full $100,000,000.00 by the time the Artwork is sold. The total equity distributions that will be paid to each class of Interests cannot be determined at this time.

If the Artwork is sold at a valuation less than the valuation at which the initial purchaser purchased its Class A Interests, Treasure Investments will cover the discrepancy, so that the holder receives such distributions as it would have received had the Artwork been sold at the same valuation at which the investor purchased its Class A Interests.

Allocations

During the Company term and upon its liquidation, the Company shall allocate all profits will be allocated first to each member in proportion to its cumulative distributions, not including any return of capital, until all such distributions have been so allocated as profits. The balance, if any, will then be allocated to the members in proportion to their equity interests in the Company.

Losses will be allocated first to the members in proportion to and to the extent of their profits, if any, previously allocated in reverse order in which profit was allocated. Second, the balance, if any, will be allocated to the members in proportion to their equity interests in the Company.

Minority Investors

Investors will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors will not hold more than thirty percent (30%) of the total membership interests of the Company. In addition, Class A Interests sold through this Offering constitute non-voting membership interests in the Company. Our Manager will manage all the business and affairs of the Company and will have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager deems to be reasonably required to accomplish the business and objectives of the Company.

Voting and Control

Unless otherwise specified in the Operating Agreement or required by law, any action requiring the approval of the members may be approved by the vote or written consent of only the Class B Interest holder(s). Investors who become Class A Members will have no voting rights. The approval of the Class B Members is required for:

- The removal of the Manager.

- Amending the Operating Agreement other than amendments that our Manager is permitted to enact.
- Merger or acquisition where the company is not the surviving entity.
- The dissolution of the Company, except as otherwise provided for in the Operating Agreement.

- Such other matters as are required by the Operating Agreement or the Wyoming Limited Liability Company Act, as codified in the Wyoming Statutes, Title 17, Chapter 29.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an Investor may eventually have in the Company. The Company intends to make future equity issuances outside of this Offering which will dilute Investors.

Investors should understand the potential for dilution. An investor's stake in a company could be diluted due to the company issuing additional interests. In other words, when the company issues more interests, the percentage of the company that you own will go down, even though the value of the company may go up. You could own a smaller piece of a larger company. This increase in the number of interests outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into interests.

If the Company issues more Class A Interests, which is its intent, an investor could experience value dilution, with each Interest being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per interest.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more interests in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for interests that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in interests to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each interest to hold a certain amount of value, it's important to realize how the value of those interests can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings per interest.

At most the Class A Interests will comprise thirty percent (30%) of the membership interests of the Company if the Company raises at least $100,000,000.00 (exclusive of fees charged to investors). If the Company raises less than $100,000,000.00 the percentage ownership of the Company which the Class A Interests comprise shall be reduced proportionally based upon the amount of total capital the Company does raise. Therefore, as the Company raises additional capital, Class A Interests will comprise a greater ownership stake in the Company until they represent thirty percent (30%) of the Company's equity. For the avoidance of doubt, if the Company has raised $50,000,000.00 (exclusive of fees charged to investors), the calculation for the Company's membership interests would be as follows:

Class A: (50,000,000 / 100,000,000) x 0.30 = .15 (15%)

Class B: 1 - .15 = .85 (85%)`

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

We determined the offering price for this Offering arbitrarily primarily basing it upon the projected revenue from a sale of the Artwork and the amount of the Artwork that has been completed to date. The price of the Class A Interests may not be an accurate reflection of their actual value. In addition, future equity offerings outside of this Offering may have different offering prices which may be more or less favorable than that offered herein.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

Finally, no transfers may be approved, or assignee rights granted, unless the transfer: (a) is approved by the Manager, which approval may be granted or withheld in its sole discretion and subject to such conditions as it may impose; (b) is evidenced by a written agreement, in form and substance satisfactory to the Manager, that is executed by the transferor, the transferee(s), and the Manager; (c) will not result in violation of the registration requirements of the Securities Act; (d) will not require the Company to register as an investment company under the Investment Company Act of 1940, as amended; and (e) will not result in the Company being classified for United States federal income tax purposes as an association taxable as a corporation.

A member of the Company may transfer its Units without the consent of the Manager or any other member to a trust for his or her benefit, to his or her spouse, to a trust for the benefit of his or her spouse, to his or her immediate family, or to a trust for the benefit of his or her Immediate Family, so long as the proposed transfer does not: (a) cause the Company to terminate for federal income tax purposes; (b) result in any event of default as to any secured or unsecured obligation of the Company; (c) result in a violation of the Securities Act; (d) cause a reassessment of any Company assets; or (e) cause any other material, adverse effect to the Company.

Reimbursements

The Company will reimburse Treasure Investments or its affiliates for extraordinary or non-routine expenses paid or incurred in connection with the Company's operations, including, but not limited to, litigation, damage to the Artwork, and costs associated with the sale of the Artwork.

Manager Removal

Our Manager may be removed for Good Cause only, by 75% of Class B Interests. For purposes of the foregoing, "Good Cause" means that the Manager conducted itself on behalf of the Company in a manner that (i) constitutes gross negligence or willful misconduct and (ii) has a material, adverse effect on the Company, as determined by a non-appealable judgment of a court of competent jurisdiction.

Additional Capital Contributions

No additional capital contributions may be required.

Dispute Resolution

Because the fundamental nature of the Company is to provide an opportunity for the Members to receive cash distributions of profits from Company operations, it is imperative that disputes between a Member and the Company and/or a Manager or between Members are not allowed to extinguish or diminish the profits available to other Members. Thus, the Operating Agreement contains a detailed internal alternative dispute resolution procedure (in lieu of litigation) which requires the parties to any dispute to engage in good-faith negotiations for no less than 90 days, followed by a minimum of 3 face-to-face mediations, and, as a last resort, binding arbitration, all of which shall be performed in accordance with the rules of the American Arbitration Association and will take place in the county of the principal office of the Company.

In the event of a dispute, a Member is limited to seeking its initial Capital Contributions plus any Distributable Cash to which it is entitled. Each party will bear its own attorneys' fees and costs regardless of the outcome. In the event arbitration is required, discovery will be limited, and, by signing the Operating Agreement, the parties are giving up their rights to a jury trial. The Manager will be required to maintain the *status quo* with respect to Company operations and distributions pending the outcome of any dispute, except for any distributions to the complaining Member, which will be held in trust pending the outcome of the proceeding. Investors are encouraged to seek their own legal counsel as to the effect of this provision.

The arbitration provisions do not apply to claims under the Securities Act or Securities Exchange Act of 1934, each as amended from time to time.

FINANCIAL CONDITION OF THE COMPANY

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Audited financial statements are attached to this Form C as <u>Exhibit E</u>.

Operations, Liquidity, and Capital Resources

The Company was formed in Wyoming on November 9, 2023. Since inception, the Company has formed its business plan, prepared for this Offering and arranged for purchase of the Artwork. The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy. In addition, the Company plans to make future equity offerings in order to fund its operations. The Company anticipates that it will take approximately 12 months to complete the Artwork, after which it will be displayed in a museum in Battleground, WA (Museo Michelangelo), and then sold.

Cash and Cash Equivalents

The Company has $0 cash and cash equivalents on hand. All expenses are currently being paid by Treasure Investments.

Capital Expenditures and Other Obligations

The Company has agreed to pay Silver David Holdings, LLC $100,000,000.00 for the Artwork.

Trends and Uncertainties

It is uncertain whether Treasure Investments will be able to successfully create the Artwork or that the finished Artwork will be of high quality. Even if the Artwork is successfully made and is of exceptional quality, it is unknown whether the Company will be able to sell the Artwork at a price near its projections. The Company may not be able to sell the Artwork at a price high enough to return investor funds. Furthermore, to fully fund the Company's business plan, the Company must raise additional capital outside of this Offering, which amount it will ultimately raise is uncertain.

For a more detailed review of the risks and uncertainties affecting the Company and Company, see "Risk Factors" above.

Previous Offerings of Securities

The Company has not previously conducted any offering for its securities, but has issued 100 Class B Interests to Silver David Holdings, LLC.

TRANSACTIONS WITH RELATED PERSONS
AND CONFLICTS OF INTEREST

Related Party Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Below, the Company has disclosed transactions since our inception to the date of this offering statement, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

We have issued 100 Class B membership interests to our founder, Silver David Holdings, LLC, and, consequently, it is a member of the Company and will have the right to vote its Interests and receive distributions therefrom. Silver David Holdings, LLC is an affiliate of our Manager.

The Company has entered into an Art Purchase Agreement with Silver David Holdings, LLC and Treasure Investments Corp. for the acquisition of the Artwork. The price to be paid by the Company is the issuance of Class B Interests and $100,000,000.00. At any time the Company has not paid the full $100,00,000.00, the percentage ownership represented by the Class B Interests will be increased in proportion to the amount of the $100,000,000.00 not raised by the Company. Treasure Investments will complete casting of the Artwork and pay all expenses relating thereto. The purchase agreement will be made available to investors upon request to the Company.

Conflicts of Interest

The proposed method of operation of the Company and Company creates certain inherent conflicts of interest among the Company, our Manager, the members, and their affiliates. Our Manager and its affiliates may act, and are acting, as management of other entities. Further, our Manager and its affiliates may be involved with similar investments or businesses. Our Manager and its affiliates may act as manager or be a member in other business entities engaged in making similar investments to those contemplated to be made by the Company. To the extent its time is required on these business and management activities, they may not be available to be involved in the day-to-day monitoring of the Company's operations.

Our Manager and its agents will experience conflicts of interest in the event there is a dispute between the Company and Treasure Investments.

The existence of our Silver David Holdings, LLC interest in distributions may create an incentive for our Manager to make more risky business decisions than it would otherwise make in the absence of such carried interest since each entity is wholly owned by Treasure Investments Corp.

Our Manager and its affiliates may not have had the benefit of separate counsel. Attorneys, accountants, and/or other professionals representing the Company may also serve as counsel or agent to our Manager and certain of its affiliates, and it is anticipated that such multiple representation may continue in the future. As a result, conflicts may arise, and if those conflicts cannot be resolved or the consent of the respective parties cannot be obtained to the continuation of the multiple representations after full disclosure of any such conflict, such counsel will withdraw from representing one or more of the conflicting interests with respect to the specific matter involved.

MATERIAL TAX CONSIDERATIONS

The potential Investor should be aware of the material Federal and State income tax aspects of an investment in the Class A Interests. Investors should consult with their tax professional to determine the effects of the tax treatment of Class A Interests with respect to their individual situation. No information contained herein, nor in any prior, contemporaneous, or subsequent communication should be construed by a prospective Investor as legal or tax advice. We are not providing any tax advice as to the acquisition, holding or disposition of the securities offered herein. In making an investment decision, Investors are strongly encouraged to consult their own tax advisor to determine the U.S. Federal, state and any applicable foreign tax consequences relating to their investment in our securities. This written communication is not intended to be "written advice," as defined in Circular 230 published by the U.S. Treasury Department.

Reporting Status of the Company

The Company will elect to be treated as a partnership for Federal and State income tax purposes. By maintaining partnership tax status, the Company will not report income or loss at the Company level but will report to each member their pro rata share of profits and losses from operations and disposition. This process will make the Company a pass-through entity for tax purposes.

Taxation of Members

The Company will be treated as a partnership for Federal tax purposes. A partnership is not generally a taxable entity. A member will be required to report on their federal tax return their distributable share of partnership profit, loss, gain, deductions, or credits. cash distributions may or may not be taxable, depending on whether such cash distribution is being treated as a return of capital or a return on investment. Tax treatment of the cash distributions will be treated according to appropriate tax accounting procedure as determined by the Company's tax advisor.

Basis of the Company

An original tax basis will be established for the Company. The tax basis of the Company will be adjusted during the operations of the Company under applicable partnership tax principles.

Basis of a Member

A member will establish their original tax basis based on the amount of their initial capital contribution. Each member's tax basis will be adjusted during operations of the Company by principles of subchapter K of the Internal Revenue Code. A member may deduct, subject to other tax regulations and provisions, their share of Company losses only to the extent of the adjusted basis of their interest in the Company. Members should seek qualified tax advice regarding the deductibility of any Company losses.

Deductibility of Prepaid and Other Expenses

The Company will incur expenditures for legal fees in association with the set-up of the Company. These expenditures will be capitalized and will be deducted on dissolution of the Company based on current tax law.

The Company will incur expenditures for professional fees associated with the preparation and filing of the annual income tax and informational return and the preparation of Schedule K-1 reports to be distributed to the members. These expenditures will be deducted on an annual basis. All other normal operating expenses will be deducted on an annual basis by the Company, which will use a calendar accounting year.

Taxable Gain

Members may receive taxable income from Company operations, from the sale or other disposition of a member's Class A Interests, from disposition of the Company assets, or from phantom income. Presently, the maximum Federal tax rate on cost recovery recapture is twenty-five percent (25%). The balance of the taxable gain will be taxed at the capital gain tax rate in effect at that time. Investors should check with their tax professional for information as to what capital gains tax rate applies to them.

From Operations

Our Manager is projecting that there will be taxable income to distribute to the members on the Schedule K-1 report provided to each member annually.

From Disposition, Dissolution and Termination

On disposition of the Company assets or on dissolution and termination of the Company, which will likely be caused by the sale of the Company assets, the members may be allocated taxable income that may be treated as ordinary income or capital gain.

In addition, the members may receive an adjustment in their capital account(s) that will either increase or decrease the capital gain to be reported. The Agreement describes the operation of capital accounts for the Company and the members.

From Sale or Other Disposition of a Member's Class A Interests

A member may be unable to sell their Class A Interests in the Company, as there may be no market. If there is a market, it is possible that the price received will be less than the market value. It is possible that the taxes payable on any sale may exceed the cash received on the sale.

Upon the sale of a member's Class A Interests, the member will report taxable gain to the extent that the sale price of the Interest exceeds the member's adjusted tax basis. A portion of taxable gain may be reported as a recapture of the cost recovery deduction allocated to the member and will be taxed at the cost recovery tax rate in effect at that time. members should seek advice from their qualified tax professional in the event of the sale of the member's Interest.

Phantom Income

It may occur that in any year the members will receive an allocation of taxable income and not receive any cash distributions. This event is called receiving phantom income as the member has taxable income to report but receives no cash. In this event, the members may owe tax on the reportable income, which the member will need to pay out of pocket.

Unrelated Business Income Tax (UBIT)

An Investor who is tax exempt (such as a charitable organization), or who acquires Class A Interests through a tax-exempt vehicle (such as an Individual Retirement Account) may be subject to Unrelated Business Income Tax (UBIT). Our Manager recommends that Investors contact their qualified tax advisor to determine how/whether the application of UBIT may apply to them.

Audits

Election Out of Bipartisan Budget Act Audit Rules

Effective for partnership returns for tax years beginning on or after January 1, 2018, partnerships will be subject to the audit rules of sections 6221 through 6241 of the Internal Revenue Code, as amended by Bipartisan Budget Act of 2015 (BBA). Under the previous rules, partnership audits (subject to certain exceptions for small partnerships) were conducted at the partnership level, through interaction with a Tax Matters Partner (TMP) authorized to bind all partners (subject to participation in some instances by Notice Partners). Tax adjustments were made at the partnership level, but the adjustments would flow through to the partners who were partners during the year(s) under audit. Collection would then occur at the partner level.

Under the BBA audit rules, the IRS will assess and collect tax deficiencies directly from the partnership at the entity level. Generally, the tax is imposed on and paid by the partnership in the current year, calculated at the highest individual rate. The result is that the underlying tax burden of the underpayment may be shifted from the partners who were partners during the year(s) under audit to current partners.

In addition, the positions of TMP and Notice Partners have been eliminated and replaced with a Partnership Representative, which must be designated annually on the partnership's timely filed return. The Partnership Representative has the sole authority to act on behalf of the partnership and the partners in an audit, and those powers cannot be limited.

A partnership may elect out of the BBA audit rules if certain conditions are met. In order to elect out, the partnership must issue 100 or fewer K-1s each year with respect to its partners. Moreover, each partner must be either an individual, a C corporation, a foreign entity that would be treated as a C corporation if it were domestic, an S corporation, or the estate of a deceased partner. Thus, a partnership is ineligible to elect out if any partner is a trust (including a grantor trust), a partnership, or a disregarded entity, such as an LLC where the social security number of the individual member is used for income tax reporting purposes. The election must be made annually on the partnership's timely filed return and must include a disclosure of the name and taxpayer identification number of each partner. In the case of a partner that is an S corporation, each K-1 issued by the S corporation partner counts toward the limit of 100 K-1s. The partnership must notify each partner of the election out.

It is the intent of the Company to elect out of the BBA audit rules, if possible. By electing out of the BBA audit rules, the Company will be subject to audit procedures similar to the TEFRA and pre-TEFRA rules, but the IRS will be required to assess and collect any tax that may result from the adjustments at the individual partner level. However, this opt-out provision likely will not be available to the Company based on the tax classification of the members.

Members will be required timely to furnish the Company with the information necessary to make the annual election, and the Company will be authorized to provide such information to the IRS.

Push Out Election (Audit)

The "push out" election of Internal Revenue Code section 6226 provides an alternative to the general rule that the partnership must pay any tax resulting from an adjustment made by the IRS. Under section 6226, a partnership may elect to have its reviewed year partners consider the adjustments made by the IRS and pay any tax due as a result of those adjustments. The partnership must make the "push out" election no later than 45 days after the date of the notice of final partnership adjustment and must furnish the Secretary and each partner for the reviewed year a statement of the partner's share of the adjustment.

If the Company fails to make a valid election out of the BBA audit rules or is otherwise disqualified from electing out of their application, the Company intends to elect the application of the "push out" procedures. In the event of a push out, or if the "push out" is not effective, a former member may owe additional tax if they were a member during the reviewed year.

RETIREMENT TURSTS AND OTHER BENEFIT PLAN INVESTORS

Each respective member that is an employee benefit plan or trust (an "ERISA Plan") within the meaning of, and subject to, the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), or an individual retirement account ("IRA") or Keogh Plan subject to the Internal Revenue Code, should consider the matters described below in determining whether to invest in the Company.

In addition, ERISA Plan fiduciaries must give appropriate consideration to, among other things, the role that an investment in the Company plays in such ERISA Plan's portfolio, taking into consideration (i) whether the investment is reasonably designed to further the ERISA Plan's purposes, (ii) an examination of the risk and return factors, (iii) the portfolio's composition with regard to diversification, (iv) the liquidity and current return of the total portfolio relative to the ERISA Plan's objectives and (v) the limited right of members to withdraw all or any part of their capital accounts or to transfer their interests in the Company.

If the assets of the Company were regarded as "plan assets" of an ERISA Plan, an IRA, or a Keogh Plan, Our Manager of the Company would be a "fiduciary" (as defined in ERISA) with respect to such plans and would be subject to the obligations and liabilities imposed on fiduciaries by ERISA. Moreover, other various requirements of ERISA would also be imposed on the Company. In particular, any rule restricting transactions with "parties in interest" and any rule prohibiting transactions involving conflicts of interest on the part of fiduciaries would be imposed on the Company which may result in a violation of ERISA unless the Company obtained an appropriate exemption from the Department of Labor allowing the Company to conduct its operations as described herein.

Regulations adopted by the Department of Labor (the "Plan Regulations") provides that when a Plan invests in another entity, the Plan's assets include both the equity interest and an undivided interest in each of the Properties of the entity, unless it is established that, among other exceptions, the equity participation in the entity by "benefit plan investors" is not "significant." The Pension Protection Act of 2006 amended the definition of "benefit plan investors" to include only plans and plan asset entities (i.e., entities that are themselves deemed to hold plan assets by virtue of investments in them by plans) that are subject to part 4 of Title I of ERISA or section 4975 of the Internal Revenue Code. This new definition excludes governmental, church, and foreign benefit plans from consideration as benefit plan investors.

Under the Plan Regulations, participation by benefit plan investors is "significant" on any date if, immediately after the last acquisition, twenty-five percent (25%) or more of the value of any class of equity interests in the entity is held by benefit plan investors. The Company intends to limit the participation in the Company by benefit plan investors to the extent necessary so that participation by benefit plan investors will not be "significant" within the meaning of the Plan Regulations. Therefore, it is not expected that the Company assets will constitute "plan assets" of plans that acquire interests.

It is the current intent of the Company to limit the aggregate investment by benefit plan investors to less than twenty-five percent (25%) of the value of the members' membership interests so that equity participation of benefit plan investors will not be considered "significant." The Company reserves the right, however, to waive the twenty-five percent (25%) limitation.

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF INDIVIDUAL RETIREMENT ACCOUNTS OR OTHER EMPLOYEE BENEFIT PLANS IS IN NO RESPECT A REPRESENTATION BY THE COMPANY OR ITS OFFICERS, DIRECTORS, OR ANY OTHER PARTY THAT THIS INVESTMENT MEETS ALL RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF SUCH AN INVESTMENT IN LIGHT OF THE CIRCUMSTANCES OF THAT PARTICULAR PLAN AND CURRENT TAX LAW.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's Investor portal website http://silverdavid.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) have previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: http://silverdavid.com/

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by Investors prior to purchasing Securities:

Exhibit B	Articles of Organization	*
Exhibit C	Operating Agreement	*
Exhibit D	Subscription Agreement	
Exhibit E	Financial Statements	
Exhibit F	Landing Page Screen Shots	*
Exhibit G	Promotional Video Transcripts	*
Exhibit H	Agreement with Dealmaker	*

* as filed with Form C on February 5, 2024 and incorporated by reference.